EXHIBIT 99.3

NEWS RELEASE DATED NOVEMBER 16, 2009

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	16th November 2009

TASMAN PREPARES TO DRILL THE NORRA KARR REE PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV - TSM). Mr Mark Saxon, President and CEO, announces the Company is preparing to drill at the Norra Kärr REE project.  The project is located in southern Sweden, 300km SW of Stockholm (Figure 1) and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.  Tasman is the 100% owner of thirty nine claims and claim applications for strategic metals, including rare earth elements (REE) in Sweden, Finland and Norway.

Norra Kärr is a peralkaline nepheline syenite intrusion which covers 400m x 1200m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Rock units present include grennaite, kaxtorpite and lakarpite (see Figure 2), whilst REE bearing minerals include eudialyte, catapleite, britholite, fergusonite and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Tasman recently engaged the services of Mr. John Nebocat of Pacific Geological Services, an independent qualified geologist, to visit and complete a NI43-101 report on the geology and prospectivity of Norra Kärr.  Following Mr. Nebocat's observations and recommendations, preparations are now underway to drill the Norra Kärr intrusion, which has never been drill tested.  Permits have been requested from local authorities for a first phase 3000m, 20 hole diamond drill program, proposed to commence in mid-December 2009.

The drill program is designed to test the three dimensional REE grade distribution throughout Norra Kärr, provide data for future resource calculations and suitable core sample for future metallurgical testwork.  Drilling is planned to test to 100m vertical depth.  Historical trench sampling by Boliden at Norra Kärr (see Tasman press release dated 2nd November 2009) provides an exploration target to a depth of 55m of 35 to 40 million tonnes at a grade between 0.4-0.6% TREO, 1.5-1.9% ZrO2 and 0.2-0.4% Hf.  The potential quantity and grade indicated for the exploration target is conceptual in nature and there has been insufficient exploration to define the target at this time and it is uncertain that further exploration will result in the definition of a resource.

Twenty-seven random, non-representative rock samples have been submitted for assay by Tasman which confirmed the presence of elevated HREE’s, Zr and Hf in the Norra Kärr intrusion.  Analytical data from these samples is provided in Table 2.  Weight percent of HREO (heavy rare earth element oxides) relative to TREO ranged from 24 - 68% and averaged 54%, showing Norra Kärr to be elevated in the higher value HREE’s relative to light rare earth elements (“LREE”).  Most known REE deposits are dominated by the LREE’s and typically contain 1-3% HREO in the TREO.

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE (see Table 1 for full element list) consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

Mr Saxon states, “Following a recent visit to Norra Kärr by Tasman’s qualified independent geologist Mr Nebocat, the Company has been encouraged to drill as soon as the necessary permits are in place.  The excellent infrastructure at site allows work to be fast tracked, and we look forward to learning more about the Norra Kärr intrusion during this first diamond drill program.  Tasman continues to compile information from its eight other Scandinavia REE projects and seeks to add further projects to its REE portfolio in Northern Europe.”

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF12 technique.  The qualified person for the company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

2

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Figure 1: Location of the Norra Kärr project, Sweden

Acronyms used throughout this press release are defined below:

REE                         rare earth elements, lanthanum to lutetium by atomic weight plus yttrium
LREE                      light rare earth elements, lanthanum to samarium by atomic weight
HREE                      heavy rare earth elements, europium to lutetium plus yttrium
TREO                      rare earth elements, calculated as oxides, including lanthanum to lutetium plus yttrium
HREO                      heavy rare earth elements, as per HREE above, calculated as oxides
LREO                      light rare earth elements, as per LREE above, calculated as oxides

TEST PITS
LAKARPITE
PULASKITE
KAXTORPITE
PEGMATITIC GRENNAITE
GRENNAITE WITH DISSEMINATED EUDIALYTE
GRENNAITE WITH DISSEMINATED CATAPLEIITE
GRENNAITE
TRENCHES
HIGH GRADE REO ZONES
6443200
6442800
6442400
1426800
1427200
Gyllingesjön
NK
TASMAN
METALS LTD
NORRA KÄRR PROJECT
GENERALIZED GEOLOGY

Figure 2: Geology of the Norra Kärr project, Sweden

		METAL	OXIDE	NAME	USAGE
		Sc		Scandium	X-ray tubes, catalysts for polymerisation, hardened Ni-Cr superalloys, dental porcelain.
		Zr	ZrO2	Zirconium	Zirconium is used as an alloying agent due to its high resistance to corrosion.
		Nb	Nb2O3	Niobium	Niobium is used mostly in alloys, the largest part in special steel such as that used in gas pipelines.

RARE EARTH ELEMENT (LANTHANIDES)	LIGHT REE’S	La	La2O3	Lanthanum	Ceramic glazes, high quality optical glass, camera lenses, microwave crystals, ceramic capacitors.
		Ce	Ce2O3	Cerium	Glass polishing, petroleum cracking catalysts, alloys - with iron for sparking flints for lighters, with aluminium, magnesium and steel for improving heat and strength properties, radiation shielding.
		Pr	Pr2O3	Praseodymium	Yellow ceramic pigments, tiles, ceramic capacitors. With neodymium in combination for goggles to shield glass makers against sodium glare, permanent magnets, cryogenic refrigerant.
		Nd	Nd2O3	Neodymium	Ceramic capacitors, glazes and coloured glass, lasers, high strength permanent magnets as neodymium-iron-boron alloy, petroleum cracking catalysts.
		Pm	Pm2O3	Promethium	Radioactive promethium in batteries to power watches, guided missile instruments.
		Sm	Sm2O3	Samarium	In highly magnetic alloys for permanent magnet as Samarium-Cobalt alloy; probably will be superseded by neodymium. Glass lasers. Reactor control and neutron shielding.
	HEAVY REE’S	Eu	Eu2O3	Europium	Control rods in nuclear reactors. Coloured lamps, cathode ray tubes. Red phosphor in TV tubes.
		Gd	Gd2O3	Gadolinium	Solid state lasers, constituent of computer memory chips, high temperature refractories.
		Tb	Tb2O3	Terbium	Cathode ray tubes, magnets, optical computer memories; hard disk components.
		Dy	Dy2O3	Dysprosium	Controls nuclear reactors. Alloyed with neodymium for permanent magnets. Catalysts.
		Ho	Ho2O3	Holmium	Controls nuclear reactors; catalysts; refractories.
		Er	Er2O3	Erbium	In ceramics to produce a pink glaze; infra-red absorbing glasses.
		Tm	Tm2O3	Thulium	X-ray source in portable X-ray machines.
		Yb	Yb2O3	Ytterbium	Practical values presently unknown. Research.
		Lu	Lu2O3	Lutetium	Deoxidiser in stainless steel production, rechargeable batteries, medical uses, red phosphors for colour television, superconductors.
		Y	Y2O3	Yttrium	Deoxidiser in stainless steel production, rechargeable batteries, medical uses, red phosphors for TV.

		Hf	HfO2	Hafnium	Hafnium is used in filaments, electrodes, and semiconductor fabrication processes for circuits

Table 1: Strategic Metals, including Rare Earth Elements and their common usage

	LIGHT RARE EARTH ELEMENTS					HEAVY RARE EARTH ELEMENTS										OTHER
SAMPLE	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3	ZrO2	Hf	Nb
	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm
400002	262.1	563.9	70.9	300.7	93.6	14.2	117.9	27.7	206.3	49.1	160.7	24.9	157.9	22.0	1416	4.78	523.0	309
400003	149.2	313.6	39.9	164.4	48.8	7.3	62.0	14.4	109.0	26.2	89.8	13.9	89.5	12.5	744	1.33	254.0	162
400004	210.6	450.5	57.2	238.7	72.4	10.9	90.2	21.3	156.8	37.4	126.5	19.5	126.0	17.2	1086	1.76	338.0	222
400005	345.2	733.6	94.4	390.8	117.2	17.6	148.9	34.3	247.4	57.8	191.0	29.0	182.4	24.5	1696	1.87	367.0	362
400006	524.2	1168.8	155.6	649.4	193.7	26.6	228.9	49.7	351.1	77.3	246.2	36.1	225.2	29.5	2477	1.82	327.0	469
400007	614.3	1380.6	180.2	764.0	212.9	29.2	248.4	52.2	358.0	79.8	249.7	36.0	227.4	29.6	2578	1.75	315.0	520
400008	400.1	878.7	115.7	497.3	157.8	22.8	200.7	45.7	326.0	73.8	230.3	33.5	207.5	27.0	2191	1.69	313.0	475
400009	193.1	359.2	41.3	159.1	28.4	5.3	27.4	3.9	19.7	3.5	9.6	1.2	7.6	1.1	121	0.06	11.1	40
400010	227.6	514.8	67.6	289.0	92.5	13.5	117.9	27.1	197.8	45.5	147.6	21.9	140.8	19.3	1353	1.65	303.0	288
400011	500.8	1084.6	142.7	610.7	191.4	27.3	235.8	52.7	368.2	83.7	262.2	38.8	237.1	31.5	2553	1.84	352.0	573
400012	320.6	731.3	96.8	418.9	132.8	19.8	163.9	38.1	277.0	63.6	208.6	31.5	199.5	26.2	1842	1.63	298.0	346
400013	104.1	234.0	31.1	134.6	44.4	6.6	57.2	13.6	102.3	23.5	76.6	11.6	73.8	10.1	686	0.97	183.0	122
400014	156.2	360.4	47.9	207.7	68.3	10.4	90.0	22.1	165.3	39.8	132.2	21.1	136.2	18.8	1167	3.26	452.0	186
400015	297.2	621.3	75.3	292.5	67.9	9.2	74.6	14.8	98.5	21.4	69.5	10.5	65.9	8.8	696	0.56	97.2	128
400016	122.9	269.1	35.9	152.1	48.1	7.0	61.6	14.5	109.6	26.0	81.7	12.1	73.6	9.9	664	0.67	139.0	150
400019	137.5	304.2	39.2	171.4	55.7	8.5	74.3	17.4	132.8	32.0	107.2	16.8	108.4	15.2	885	1.35	333.0	165
400020	143.3	287.8	35.2	143.9	44.9	7.3	61.5	15.1	115.1	27.7	93.5	14.5	94.5	13.1	747	1.09	210.0	207
400021	411.8	922.0	123.4	538.2	159.5	21.5	186.3	37.7	251.9	53.4	164.7	23.3	140.8	18.2	1854	1.10	192.0	424
400022	534.7	1263.6	168.5	698.5	186.2	24.2	203.6	37.8	245.1	52.3	157.9	22.2	136.2	17.9	1905	1.49	231.0	392
400023	669.2	1246.1	141.0	500.8	111.0	14.9	128.8	25.2	171.0	38.9	128.8	19.1	122.6	16.2	1308	1.26	220.0	239
400024	874.0	1333.8	147.4	493.7	98.5	12.7	108.8	19.3	128.8	29.9	104.9	17.0	116.9	16.2	1066	1.43	241.0	132
400025	717.2	858.8	83.5	259.7	50.1	6.4	58.9	9.6	59.3	12.1	36.1	5.0	30.7	3.9	382	0.04	7.6	36
400026	409.5	647.0	73.2	260.9	57.5	8.4	69.5	13.5	89.6	20.0	63.8	9.6	61.1	8.1	613	0.59	110.0	221
400027	180.8	308.9	35.0	116.9	20.5	3.3	23.6	4.1	25.3	5.4	16.4	2.5	16.2	2.2	195	0.02	4.0	59
400028	297.2	704.3	93.0	384.9	103.2	13.3	115.0	21.5	134.5	26.9	81.4	11.4	72.7	9.1	1090	0.82	119.0	241
400029	186.0	441.1	62.9	283.1	103.0	16.7	134.6	32.9	236.0	55.6	179.6	27.4	176.7	23.2	1524	0.92	201.0	218
400030	231.7	521.8	69.4	293.7	91.5	14.4	115.6	27.1	194.4	45.9	151.6	23.0	150.5	20.2	1270	1.03	216.0	223

Table 2: Analytical Results from 27 Non-Representative/Random Rock Samples taken by Tasman Metals Ltd